Exhibit 99.1

Enerplus sets record and meeting date for annual and special meeting of shareholders

CALGARY, March 5, 2012 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) announces today that March 23, 2012 has been fixed as the record date for determination of those shareholders entitled to receive notice and to vote at the Annual and Special Meeting of Enerplus to be held in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue SW, in Calgary, Alberta, commencing at 10:00 a.m. on Friday, May 11, 2012.

David A. McCoy
Vice President, Corporate Services, General Counsel & Corporate Secretary
Enerplus Corporation

%CIK: 0001126874

For further information:

The Dome Tower, Suite 3000
333 - 7th Avenue SW

Calgary, Alberta T2P 2Z1

T. 403-298-2200  F. 403-298-2211
www.enerplus.com

CO: Enerplus Corporation

CNW 06:00e 05-MAR-12